UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
John Hancock Marathon Asset-Based Lending Fund
(Name of Issuer)
John Hancock Marathon Asset-Based Lending Fund
(Name of Person(s) Filing Statement (Issuer))
Class I, Class S, and Class D Shares of Beneficial Interest
(Title of Class of Securities)
ABLFX, ABLHX, and ABLGX
(CUSIP Number of Class of Securities)
Christopher Sechler, Esq.
200 Berkeley Street
Boston, MA 02116
(617)- 663- 3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons(s))
With a copy to:
Mark P. Goshko George J. Zornada
K&L Gates LLP
1 Congress Street, Suite 2900
Boston, MA 02114
August 21, 2025
(Date Tender Offer First Published, Sent or Given to Security Holders)
[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

If appropriate, check the following box:

[ ]	Check this box if the filing is a final amendment reporting the results of the tender offer:

Item 1. Summary Term Sheet.
Important Dates Related to this Offer:
Date	Name of Date	Definition
August 21, 2025	Commencement Date	The date as of which the Offer commenced.
September 23, 2025	Notice Date	The deadline by which you must properly notify the Fund in writing if you wish to tender Shares for repurchase (unless extended by the Fund to a later date subsequently designated by the Fund)*
September 23, 2025	Expiration Date	The deadline by which, if you previously provided proper written notice to the Fund of your desire to tender Shares, you may properly notify the Fund of your desire to withdraw such tender request*
September 30, 2025	Repurchase Valuation Date	The date as of which the net asset value of the Shares is calculated, unless extended by the Fund to a later date subsequently designated by the Fund*
No later than October 17, 2025	Acceptance Date	If the Fund has not yet accepted your tender of Shares by the date which is 40 business days after the Commencement Date, you have the right to withdraw your tender
*
In the event of any extension of time during which the Offer is pending, you will be properly notified in writing by the Fund in accordance with the terms set forth in the Offer to Repurchase. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that you make any decisions with respect to this Offer based on the dates specified in the table above.
John Hancock Marathon Asset-Based Lending Fund (the “Fund”), in accordance with the terms and conditions set forth herein, is offering to repurchase Shares (as defined below) from its shareholders (“Shareholders”). The terms and conditions set out in the Offer to Repurchase, and the related Letter of Transmittal, together constitute the “Offer”. As used in this Schedule TO, the term “Share” or “Shares” refers to the shares of beneficial interest in the Fund or fractions thereof that constitute the three classes offered by the Fund designated as Class I Shares (“Class I Shares”), Class S Shares (“Class S Shares”), and Class D Shares (“Class D Shares”) that are tendered by Shareholders pursuant to the Offer, and includes all or some of a Shareholder’s Shares as the context requires.
Specifically, the Fund is offering to repurchase Shares in an amount up to $11.49 million. The value of Shares repurchased will be calculated as of the Repurchase Valuation Date based on a price equal to the net asset value per Share of the class as of such Repurchase Valuation Date. Net asset value per Share is equal to (a) the difference between the value of the Fund’s assets invested in the Shares and the value of the Fund’s liabilities with respect to the Shares, including accrued fees and expenses, divided by (b) the number of Shares outstanding. Shareholders desiring to tender Shares for repurchase must do so by notifying the Fund by 11:59 p.m., Eastern Time, on the Notice Date. Shareholders have the right to change their minds and withdraw any tenders of their Shares by further notice received by the Fund no later than 11:59 p.m., Eastern Time, on the Expiration Date, unless extended.
If the Fund accepts the tender of the Shareholder’s Shares, the Fund will generally make payment for the Shares it repurchases from one or more of the following sources: cash on hand, the distribution of securities in-kind or partly in cash and partly in-kind, or borrowings.
Shares will be repurchased by the Fund pursuant to the Offer after the Management Fee (as such term is defined in the Fund’s Prospectus dated March 1, 2025 (“Prospectus”)) to be paid to the Fund’s investment adviser (the “Adviser”) has been deducted from the Fund’s assets as of the end of the month in which the Offer occurs—i.e., the accrued Management Fee for the month in which Fund Shares are to be repurchased pursuant to the Offer is deducted prior to effecting the relevant repurchase of Fund Shares.
A Shareholder who tenders its Shares for repurchase during the first year following such Shareholder’s purchase of such Shares will be subject to a fee of 2.00% of the value of the Shares repurchased by the Fund, payable to the Fund (an “Early Repurchase Fee”). In determining whether the repurchase of Shares is subject to an Early Repurchase Fee, the Fund will repurchase those Shares held the longest first.
Shareholders desiring to tender Shares for repurchase must do so by notifying the Fund by 11:59 p.m., Eastern Time on the Notice Date, unless extended. The Offer to Shareholders remains revocable until 11:59 p.m., Eastern Time on the Expiration Date, unless extended. Until the Expiration Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be retendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.
If a Shareholder would like the Fund to repurchase any of its Shares, it should complete, sign, and either (i) mail or (ii) otherwise deliver a Letter of Transmittal to the Fund at the below address so that it is received before 11:59 p.m., Eastern Time, on the Notice Date (or if applicable, the Notice Date as extended):
Via mail:
John Hancock Alt
P.O. Box 219285
Kansas City, MO 64121-9285
Via Fax:
(816) 399-2903 or (833) 419-4925
Via Email:
jhaltai@sscinc.com (Please note: this email is for submitting completed forms only and not for general inquiries)
As of May 31, 2025, the aggregate net asset value of the Fund was $229,791,401.97 and the net asset value per Share for Class I, Class S, and Class D was $20.61, $20.73, and $20.65, respectively. The value of the Shares may change between May 31, 2025 and the Repurchase Valuation Date. Shareholders desiring to obtain the estimated net asset value of their Shares may call the transfer agent of the Fund, SS&C GIDS, Inc. at (844) 292-8018, Monday through Friday (except holidays), from 9:00 a.m. to 6:00 p.m., Eastern Time.
Please note that, just as each Shareholder has the right to withdraw its tender, the Fund has the right to cancel, amend or postpone this Offer at any time before 11:59 p.m., Eastern Time, on the Expiration Date. Also realize that the Offer is set to expire on the Expiration Date (or if applicable, Expiration Date as extended), and that, if a Shareholder desires to tender Shares for repurchase, it must do so by the Notice Date (or, if applicable, Notice Date as extended). A Shareholder tendering all of its Shares will remain a Shareholder of the Fund through the Repurchase Valuation Date, when the net asset value of the Shareholder’s Shares is calculated, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for repurchase as of the Acceptance Date.
At its meeting held on July 9, 2025, the Board considered and approved the conversion of the Fund to an interval fund (the “Interval Fund Conversion”), subject to shareholder approval, and to change the timing of the calculation of the net asset value of the Fund from monthly to daily. The Board also considered and approved, subject to shareholder approval, amendments to the Fund's amended and restated advisory agreement and subadvisory agreement to update the frequency of the calculation and accrual of the management fee and incentive fee rates from monthly to daily to align with the changes to the timing of the calculation of net asset value. An interval fund is a closed-end management investment company that has adopted a fundamental policy to conduct periodic repurchases of its outstanding common shares pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Subject to Shareholder approval at an upcoming special meeting of Shareholders to be held on October 9, 2025, including any adjournment or postponement thereof, it is expected that the Interval Fund Conversion will be effective on or around November 18, 2025. More detailed information regarding the factors the Board considered in approving the Interval Fund Conversion and amended advisory agreements will be provided in a definitive proxy statement dated on or about August 18, 2025 and a prospectus supplement dated on or about October 9, 2025.
Item 2. Issuer Information.
(a) The name of the issuer is the John Hancock Marathon Asset-Based Lending Fund. The Fund is registered under the 1940 Act, as a continuously offered, closed-end, non-diversified, management investment company and is organized as a Massachusetts business trust. The principal executive office of the Fund is located at 200 Berkeley Street, Boston, MA 02116 and the telephone number is (617) 663-3000.
(b) The title of the securities that are the subject of the Offer to Repurchase are common Shares of beneficial interest or portions thereof in the Fund. (As used herein, the term “Share” or “Shares,” as the context requires, shall refer to the Shares of beneficial interest in the Fund and portions thereof that constitute the three classes offered by the Fund designated as Class I Shares, Class S Shares, and Class D Shares that are the subject of this Offer to Repurchase or the Shares of beneficial interest in the Fund or portions thereof that are tendered by Shareholders pursuant to the Offer to Repurchase.) As of the close of business on May 31, 2025, there was approximately $229,791,401.97 outstanding in capital of the Fund held in Shares. Subject to the conditions set forth in the Offer to Repurchase, the Fund will purchase up to $11.49 million of Shares (the “Offer Amount”).
(c) Shares are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Registration Statement dated March 1, 2025, which has been filed with the Securities and Exchange Commission (“SEC”) and is hereby incorporated by reference.
Item 3. Identity and Background of Filing Person.
(a) The name of the filing person is the John Hancock Marathon Asset-Based Lending Fund. The Fund’s principal executive office is located at 200 Berkeley Street, Boston, MA 02116 and the telephone number is (617) 663-3000. The Adviser of the Fund is John Hancock Investment

Management LLC. The principal executive office of the Adviser is located at 200 Berkeley Street, Boston, MA 02116 and the telephone number is (617) 663-3000. The Adviser has engaged Marathon Asset Management, L.P. (the “Subadvisor”), as a sub-adviser to the Fund. The principal executive office of the Subadvisor is One Bryant Park, 38th Floor, New York, NY 10036. The Fund’s portfolio managers are Messrs. Ed Cong, Louis Hanover, and Andrew Springer (herein defined as the “Managers”). Their address is Marathon Asset Management, L.P., One Bryant Park, 38th Floor, New York, NY 10036.
Item 4. Terms of This Tender Offer.
(a) (1) (i) Subject to the conditions set out in the Offer, the Fund will repurchase Shares in an amount up to $11.49 million. Shareholders desiring to tender Shares for repurchase must do so by 11:59 p.m., Eastern Time, on the Notice Date, unless extended, and not withdrawn (as described in Item 4(a)(1)(vi)) by 11:59 p.m., Eastern Time, on the Expiration Date, unless extended.
(ii) The value of the Shares tendered to the Fund for repurchase will be their net asset value as of the close of business on the Repurchase Valuation Date. See Item 4(a)(1)(v) below.
(iii) The scheduled expiration date is 11:59 p.m., Eastern Time, September 23, 2025.
(iv) Not applicable.
(v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Acceptance Date: (a) to cancel the Offer in the circumstances set out in Section 7 of the Offer to Repurchase dated as of the Commencement Date, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.
(vi) Pursuant to Rule 13e-4(f)(2)(ii) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.
(vii) Shareholders wishing to tender Shares pursuant to the Offer generally should send or deliver a completed and executed Letter of Transmittal to the Fund at the following address, fax number or email address:
Via mail:
John Hancock Alt
P.O. Box 219285
Kansas City, MO 64121-9285
Via Fax:
(816) 399-2903 or (833) 419-4925
Via Email:
jhaltai@sscinc.com (Please note: this email is for submitting completed forms only and not for general inquiries)
The completed and executed Letter of Transmittal must be received no later than 11:59 p.m., Eastern Time, on the Notice Date (or if applicable, Notice Date as extended).
Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by the Fund at the address set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described above. To request a form of withdrawal notice, a Shareholder may contact the transfer agent of the Fund, SS&C GIDS, Inc. at (844) 292-8018. The form of withdrawal notice is also available on the website of the Fund: Asset-Based Lending Fund (ABLFX) (jhinvestments.com) under the “key documents and links” tab.
(viii) For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of Shares as, if, and when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder’s tender and repurchases such Shares.
(ix) If Shares in excess of $11.49 million are duly tendered to the Fund before the Notice Date and not withdrawn before the Expiration Date, the Fund, in its sole discretion, may do any of the following: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the 1934 Act; (b) extend the Offer, if necessary, and increase the amount of Shares which the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered on or before the specified Notice Date in such extension of the Offer; and (c) accept Shares tendered before the Notice Date and not withdrawn before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended, or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x) The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time.
(xi) Not applicable.
(xii) The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax advisor with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.
The sale of Shares pursuant to the Offer may be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” It may also be a return of capital that reduces a Shareholder’s basis in its Shares and only results in taxable gain to the extent it exceeds the Shareholder’s basis. Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder’s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts. The corporate income tax rate on its capital gain is currently 21%.
If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder’s allocable Share of the Fund’s current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder’s allocable Share of the Fund’s current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder’s adjusted basis in its Shares), and any amounts in excess of the Shareholder’s adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if a tender of Shares is treated as a “dividend” to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.
Foreign Shareholders. Any payments (including constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares or receives a return of capital will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist, and will not be subject to U.S. federal income tax on such return of capital. Such persons are advised to consult their own tax advisor. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax advisor. Certain Foreign Shareholder entities may also be subject to withholding tax at the rate of 30% under the Foreign Account Taxpayer Compliance Act (“FATCA”) unless they have provided the Fund with a duly completed W-8BEN-E (or other applicable type of W-8) certifying their compliance with or exemption from FATCA.
Backup Withholding. The Fund generally will be required to withhold tax at the rate of 24% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number or otherwise establish an exemption from the backup withholding tax rules. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed Form W-8BEN (or other applicable type of W-8), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder’s U.S. federal income tax liability.

(2)(i) As described above, at its meeting held on July 9, 2025, the Board considered and approved the Interval Fund Conversion. As discussed below, the Board's approval of the Interval Fund Conversion is subject to the approval of the Shareholders. Subject to Shareholder approval of the Interval Fund Conversion it is expected that the Interval Fund Conversion will be effective on or around November 18, 2025.

As noted above, the Interval Fund Conversion requires the approval of Shareholders. Accordingly, at an upcoming special meeting of Shareholders to be held on October 9, 2025, including any adjournment or postponement thereof, Shareholders will be asked to approve the Interval Fund Conversion. Reference is hereby made to the definitive proxy statement filed with the Securities and Exchange Commission on August 18, 2025 (the “Proxy”), which is incorporated herein by reference.

(ii) Reference is made to the Proxy, which is incorporated herein by reference.

(iii) Reference is made to the Proxy, which is incorporated herein by reference.

(iv) Reference is made to the Proxy, which is incorporated herein by reference.

(v) Reference is made to the Proxy, which is incorporated herein by reference.

(vi) Reference is made to the Proxy, which is incorporated herein by reference.

(vii) Reference is made to the Proxy, which is incorporated herein by reference.
(b) The Adviser or members of the Board or officers of the Fund or Fund affiliate may have some of their Shares acquired in this tender offer.
Item 5. Past Contracts, Transactions, Negotiations and Agreements with Respect to the Issuer’s Securities.
The Prospectus, which was provided to each Shareholder, provides that the Fund’s Board of Trustees (the “Board”) has the discretion to determine whether the Fund will repurchase Shares from Shareholders from time to time pursuant to written tenders. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or the Fund’s Board, or any person controlling the Fund or controlling the Adviser or the Fund’s Board; and (ii) any person, with respect to Shares. The Fund is aware, however, that the Adviser or members of the Board or officers of the Fund or Fund affiliate may have some of their Shares acquired in this tender offer. The Fund commenced operations as a registered investment company under the 1940 Act on July 11, 2022.
Item 6. Purposes of This Tender Offer and Plans or Proposals of the Issuer or Affiliate.
(a) The purpose of the Offer to Repurchase is to provide liquidity to Shareholders as contemplated by and in accordance with the procedures set forth in the Prospectus.
(b) Shares that are tendered to the Fund in connection with the Offer to Repurchase, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of remaining Shareholders in the Fund (assuming no further issuances of Shares).
(c) None of the Fund, the Adviser, or the Board has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the last business day of each calendar month or the disposition of Shares (other than through periodic repurchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization or liquidation; (3) any material change in the present indebtedness, capitalization or distribution policy of the Fund; (4) a purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (5) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (6) any change in the Fund’s Agreement and Declaration of Trust, dated as of September 27, 2021 (as it may be amended, modified or otherwise supplemented from time to time) or other governing instruments or any other action which could impede the acquisition of control of the Fund. Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.
Item 7. Source and Amount of Funds or Other Consideration.
(a) The Fund expects that the amount offered for the repurchase of Shares pursuant to the Offer, which will not exceed $11.49 million (unless the Fund elects to repurchase a greater amount), will be paid from one or more of the following sources: (i) cash on hand; (ii) the distribution of securities in-kind or partly in cash and partly in-kind; and (iii) possibly borrowings, as described in paragraph (d) below.
(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.
(c) Not applicable.

(d) None of the Fund, the Adviser, or the Board has determined at this time to borrow funds to repurchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the repurchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by new or existing Shareholders or from proceeds of the sale of securities and portfolio assets held by the Fund.
Item 8. Interest in Securities of the Issuer.
(a) None of the Managers or the Fund’s officers held any Shares as of May 31, 2025 except as noted below. As of May 31, 2025, the following Managers and Fund officers held the percentage of the Fund’s outstanding Shares as noted below:
Manager
Ed Cong	0.11%
Fund Officers
Phil Fontana (Vice President, Investments)	0.01%
York Lo (Vice President, Investments)	0.01%
As of May 31, 2025, the Fund’s seed investors listed below (the “Seed Investors”) held the following percentage of the Fund’s outstanding Shares.
Subadvisor	16.33%
John Hancock Life Insurance Company (USA)	10.31%
Manulife Private Credit Plus Fund	26.52%
Manulife Reinsurance (Bermuda)	11.37%
John Hancock Life Insurance Company (USA), Manulife Private Credit Plus Fund, and Manulife Reinsurance (Bermuda) are affiliates of the Adviser. The Seed Investors have not made any transactions involving Shares in the 60 days prior to the date of this Schedule TO other than the reinvestment of dividends.
(b) Other than transactions conducted pursuant to the continuous offering of Shares and the previous tender offer for the repurchase of Shares, there have not been any transactions involving Shares in the last 60 days. The Fund’s previous tender offer for the repurchase of Shares had an expiration date of June 23, 2025.
Item 9. Persons/Assets, Retained, Employed, Compensation or Used.
No persons have been directly or indirectly employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Repurchase.
Item 10. Financial Statements.
(a)(1) The Fund will prepare, and transmit to Shareholders, an unaudited semi-annual and an audited annual report with financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. The Fund commenced operations as a registered investment company under the 1940 Act on July 11, 2022 and has a fiscal year end of October 31. Accordingly, reference is made to the audited financial statements of the Fund for the period ended October 31, 2023 (the “2023 Audited Financial Statements”), which were filed with the SEC on Form N-CSR on January 3, 2024 (File number 811-23748) and the audited financial statements of the Fund for the period ended October 31, 2024 (the “2024 Audited Financial Statements”), which were filed with the SEC on Form N-CSR on January 3, 2025 (File number 811-23748). The 2023 Audited Financial Statements and 2024 Audited Financial Statements are incorporated by reference in their entirety for the purpose of filing this Schedule TO. The Fund mailed the 2024 Audited Financial Statements to Shareholders on or about January 3, 2025. Copies of the Fund’s financial information may be found on the SEC’s website at www.sec.gov or may be obtained free of charge by calling the transfer agent of the Fund, SS&C GIDS, Inc. at (844) 292-8018, Monday through Friday (except holidays), from 9:00 a.m. to 6:00 p.m., Eastern Time.
(2) Not applicable.
(3) Not applicable.

(4) Not applicable.
(b) The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund at par value and the associated paid in capital, offset with the Fund’s cash account.
Item 11. Additional Information.
(a) (1) None.
(2) None.
(3) Not applicable.
(4) Not applicable.
(5) None.
(b) None.

Item 12. Exhibits. Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:
Exhibit
99.1	Cover Letter to Offer to Repurchase.
99.2	Offer to Repurchase.
99.3	Form of Letter of Transmittal.
99.4	Filing Fee Exhibit.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 21, 2025
JOHN HANCOCK MARATHON ASSET-BASED LENDING FUND
By:	/s/ Andrew G. Arnott
Name: Andrew G. Arnott Title: President, Chief Executive Officer, and Trustee